[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR AND FEDERAL EXPRESS

David L. Orlic

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. St., N.E.

Washington, D.C. 20549-3628

Re: BMC Software, Inc.

Definitive Additional Materials on Schedule 14A

Filed June 12, 2012

File No. 001-16393

Dear Mr. Orlic:

On behalf of BMC Software, Inc., a Delaware corporation (“BMC” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated June 15, 2012, with respect to the Definitive Additional Materials filed by BMC with the SEC on June 12, 2012 (the “Materials”).

The Company has revised the Materials in response to the Staff’s comments and is filing concurrently with this letter amended Materials (the “Amended Materials”) that reflect

David L. Orlic

Office of Mergers & Acquisitions

Securities and Exchange Commission

June 19, 2012

those revisions. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

BMC’s Board Has Determined Pursuing A Sale At This Time Is Not In The Best Interests Of Stockholders,

1.	Please revise your disclosure in the second sentence that Elliott’s short-term actions would be detrimental, to characterize the statement as your opinion or belief. Similarly, revise the disclosure in the first sentence of the fourth paragraph that Elliott’s nominees would not effectively represent the interests of all BMC shareholders, to characterize it as your opinion or belief.

Response: The Staff’s comment is noted and the Materials have been revised accordingly.

2.	Please provide support for your statement that placing Elliott’s nominees on your board of directors would adversely impact the professional diversity of that body. The Elliott nominees appear to have experience in all the areas that you state that the board of directors risks losing.

Response: The Staff’s comment is noted. As described in further detail in each of the Director biographies included in the Materials, placing Elliot’s nominees on the Company’s Board of Directors (the “Board”) would adversely impact the professional diversity of the Board. The four nominees proposed by Elliott (the “Elliott Nominees”) all share the same narrow professional background as managers in the software technology industry. Given that we now know Elliott is seeking to replace Tom Tinsley, Kathleen O’Neil, Jon Barfield and Meldon Gafner, it is even more clear that replacing these Company nominees (the “Company Nominees”) with the Elliott Nominees will adversely impact the professional diversity of the Board. Losing the Company Nominees would mean the Board loses key diverse backgrounds that the Company Nominees bring to the Board. For example, Mr. Barfield’s experience as a leader in the field of talent acquisition for over 30 years is crucial to the Company in helping it understand sensitive issues such as retention of sales persons – a current high-priority focus for the Company. Ms. O’Neil has developed a deep understanding of the issues surrounding corporate governance, risk management and global finance during her time with the Federal Reserve Bank, IBM and Liberty Street Advisors. Mr. Tinsley’s strong background in private equity, technology and finance has been a benefit to the Board, and losing his and Mr. Gafner’s deep understanding of the technology industry would be a detriment to the Board. We expect to file additional definitive materials later this week that address the issue of professional diversity in much greater detail.

3.

Please provide balancing disclosure for your statements in the fourth paragraph that Elliott’s agenda is predetermined and that its nominees pre-judged BMC. In this regard, we note from page 3 of the Schedule 14A filed

David L. Orlic

Office of Mergers & Acquisitions

Securities and Exchange Commission

June 19, 2012

June 14, 2012 that Elliott’s nominees expect to explore “a sale of all or part of the business, changes in the Company’s use of capital or changes in the Company’s capital structure, as well as operational improvements in the company’s go-to-market strategy, cost structure and other areas.”

Response: The Staff’s comment is noted and the Materials have been revised accordingly.

*        *        *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at

(212) 403-1327.

Very truly yours,

/s/ David C. Karp

David C. Karp

Cc:	Patrick K. Tagtow
BMC Software, Inc.